Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 3 DATED AUGUST 11, 2014

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated June 27, 2014, Supplement No. 1, dated July 7, 2014 and Supplement No. 2, dated July 24, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)  the status of the offering of shares of common stock of the Company;

(2)  the completion of our acquisition of the Cy Fair Surgical Center;

(3)  entry into a line of credit facility; and

(4)  the declaration of distributions to our stockholders.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock, consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of August 11, 2014, we had accepted investors’ subscriptions for and issued approximately 310,086 shares of Class A common stock in the offering, resulting in receipt of gross proceeds of approximately $2,967,504. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Washington, the conditions of which, to date, have not been satisfied. As of August 11, 2014, we had approximately $2,247,032,496 in Class A shares and Class T shares of common stock remaining in our primary offering.

Acquisition of the Cy Fair Surgical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 8 of the prospectus and the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section beginning on page 117 of the prospectus.

On July 31, 2014, we, through a wholly-owned subsidiary of our operating partnership, acquired 100% of the fee simple interest in a 13,645 rentable square foot surgical center (the “Cy Fair Surgical Center”), located in the Houston-The Woodlands-Sugar Land, Texas metropolitan area, for a purchase price of $4,450,000, plus closing costs. The seller of the Cy Fair Surgical Center, Cy-Fair Surgical Properties, LTD, a Texas limited partnership, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Cy Fair Surgical Center using net proceeds from our initial public offering and the KeyBank Credit Facility (as defined below). In connection with the acquisition, we incurred an acquisition fee of approximately $89,000, or 2% of the purchase price, payable to our advisor.

Description of the Property

The Cy Fair Surgical Center was constructed in 1993. As of July 31, 2014, the Cy Fair Surgical Center was 100% leased to Cy Fair Surgery Center, LTD (“Cy Fair”).

In evaluating the Cy Fair Surgical Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Cy Fair Surgical Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Earned by Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy
Cy Fair Surgical Center	07/31/2014	1993	$4,450,000	$89,000	8.51%	9.25%	100.0%

(1)	Fees earned by sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 88 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Cy Fair Surgical Center is suitable for its present and intended purpose as a surgical center and adequately covered by insurance.

The Cy Fair Surgical Center is located in the Houston-The Woodlands-Sugar Land, Texas metropolitan area, and as such may compete with other surgical centers for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Cy Fair Surgical Center. Among other things, the property manager will have the authority to negotiate and enter into leases for the Cy Fair Surgical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Cy Fair Surgical Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section on page 117 of the prospectus.

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the sole tenant of the Cy Fair Surgical Center:

Tenant (1)	Renewal Options(2)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Cy Fair	3/5 yr	$ 378,750	(3)	$27.76	07/31/2025

(1)	All of the operations and the principal nature of business of the tenant are healthcare related. The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.
(2)	Represents option renewal period/term of each option.
(3)	On August 1, 2016 and each 12-month anniversary thereafter during the term, annual rent increases by the lesser of (i) 2% over the amount of annual base rent for the preceding 12-month period or (ii) the percentage increase in the Consumer Price Index during the immediately preceding one-year period.

Depreciable Tax Basis

For 2013, the real estate taxes on the Cy Fair Surgical Center were approximately $20,500. For federal income tax purposes, we estimate that the depreciable tax basis in the Cy Fair Surgical Center will be approximately $4,005,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

Line of Credit Facility

On July 31, 2014, Carter Validus Operating Partnership II, LP (“CVOP II”), the operating partnership of the Company, entered into a credit agreement with KeyBank National Association (“KeyBank”) to obtain a secured revolving credit facility in an aggregate maximum principal amount of $35,000,000 (the “KeyBank Credit Facility”). The KeyBank Credit Facility is evidenced by a promissory note in the principal amount of $35,000,000, a credit agreement, a guaranty agreement, a contribution agreement, and a hazardous materials indemnity agreement (collectively, the “KeyBank Credit Facility Agreement”). The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The KeyBank Credit Facility matures on July 31, 2017 and may be extended by one 12-month period subject to the satisfaction of certain conditions, including payment of an extension fee.

On July 31, 2014, we secured the KeyBank Credit Facility by executing a Deed of Trust, Assignment of Leases and Rents, and Security Agreement on the Cy Fair Surgical Center for the benefit of the lender. During the initial and extended term of the KeyBank Credit Facility Agreement, any loan made under the KeyBank Credit Facility shall bear interest at per annum rates equal to either: (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.00% to 3.25%, which is determined based on the overall leverage of CVOP II or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.00% to 2.25%, which is determined based on the overall leverage of CVOP II. In addition to interest, CVOP II is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility Agreement at a per annum rate equal to 0.30% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. Additionally, in the event of default, the lender has the right to terminate its obligations under the KeyBank Credit Facility Agreement, including the funding or future loans, to accelerate the payment on any unpaid principal amount of all outstanding loans and interest thereon and may seek foreclosure on the Cy Fair Surgical Center or any other properties that are added to the collateral pool.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility Agreement. The initial credit available for CVOP II to borrow under the KeyBank Credit Facility will be a maximum principal amount of $2,893,000 and will increase if CVOP II adds additional properties to the collateral pool to secure the KeyBank Credit Facility. Additional financial institutions are expected to become lenders under the KeyBank Credit Facility and, subject to certain conditions, the KeyBank Credit Facility can be increased up to $300,000,000. The obligations of CVOP II with respect to the KeyBank Credit Facility Agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the KeyBank Credit Facility Agreement and all terms, conditions and covenants of the KeyBank Credit Facility Agreement, as further discussed below. In addition, CVOP II has pledged a security interest in the Cy Fair Surgical Center as collateral to secure the KeyBank Credit Facility pursuant to a deed of trust dated July 31, 2014.

The KeyBank Credit Facility Agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by CVOP II and its subsidiaries that own properties that serve as collateral for the KeyBank Credit Facility, limitations on the nature of CVOP II’s business, and limitations on distributions by the Company, CVOP II and its subsidiaries. The KeyBank Credit Facility Agreement imposes the following financial covenants, which are specifically defined in the KeyBank Credit Facility Agreement, on CVOP II: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; (g) minimum debt yield; and (h) minimum number of properties in the collateral pool.

On July 31, 2014, in connection with our acquisition of the Cy Fair Surgical Center, CVOP II, through a wholly-owned subsidiary, entered into an assignment of leases and rents with KeyBank to add the Cy Fair Surgical Center to the collateral pool of the KeyBank Credit Facility, which increased CVOP II’s borrowing base availability under the KeyBank Credit Facility by approximately $2,893,000. CVOP II also pledged a security interest in the Cy Fair Surgical Center as collateral to secure the KeyBank Credit Facility pursuant to a deed of trust, dated July 31, 2014. As of August 11, 2014, we had drawn $2,143,000 under the KeyBank Credit Facility and had approximately $750,000 remaining available thereunder.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section on page 14 of the prospectus and the “Description of Securities – Distribution Policy and Distributions” section on page 157 of the prospectus:

On August 1, 2014, our board of directors approved and authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on September 1, 2014 and ending November 30, 2014. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001753425 per share of Class A and Class T common stock. As of August 11, 2014, there were no shares of Class T common stock outstanding. The distributions for each record date in September 2014, October 2014 and November 2014 would be paid in October 2014, November 2014 and December 2014, respectively. The distributions will be payable to stockholders from legally available funds therefor.

4